

Peak Cocktails, LLC
(the "Company")
an Ohio Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Peak Cocktails, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 10, 2024

PEAK COCKTAILS, LLC STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	18,981	36,370
Inventory	32,244	-
Total Current Assets	51,224	36,370
Non-Current Assets:		
Fixed Assets - Net	36,823	41,099
Other Long-Term Assets	-	-
Total Non-Current Assets	36,823	41,099
TOTAL ASSETS	88,048	77,468
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	22,055	16,156
Line of Credit	26,000	-
Other Short-Term Liabilities	86,464	-
Total Current Liabilities	134,519	16,156
Non-Current Liabilities:		
Long-Term Liabilities	29,577	35,623
Total Non-Current Liabilities	29,577	35,623
TOTAL LIABILITIES	164,096	51,780
EQUITY		
Member's Capital	44,151	34,001
SAFE Notes	120,000	70,000
Retained Earnings	(240,199)	(78,312)
TOTAL EQUITY	(76,048)	25,689
TOTAL LIABILITIES AND EQUITY	88,048	77,468

PEAK COCKTAILS, LLC STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	402,668	30,437
Cost of Goods Sold	354,369	68,624
Gross Profit	48,299	(38,187)
Operating Expenses		
Advertising & Marketing	140,288	9,136
Contractor Expenses	22,397	25,397
Distribution Costs	2,018	1,194
General and Administrative	27,834	1,776
Payroll	5,701	0
Research & Development	637	2,268
Total Operating Expenses	**198,875**	**39,770**
Total Loss from Operations	**(150,576)**	**(77,958)**
Other Expense		
Financing Expense	16,148	264
Other Income	(9,113)	(360)
Total Other Income/Expense	**7,035**	**(96)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(157,612)**	**(77,862)**
Depreciation	4,275	450
Net Income (Loss)	**(161,887)**	**(78,312)**

PEAK COCKTAILS, LLC STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(161,887)	(78,312)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,275	450
Increase in Other Current Assets	(32,244)	-
Increase in Accounts Payable	5,898	16,156
Increase in Line of Credit	26,000	-
Increase in Other Short-Term Liabilities	86,464	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	90,394	16,607
Net Cash provided by (used in) Operating Activities	(71,493)	(61,705)
INVESTING ACTIVITIES	-	-
Acquisition of Fixed Assets	-	(41,549)
Acquisition of Other Long-Term Assets	-	
Net Cash provided by (used in) Investing Activities	-	(41,549)
FINANCING ACTIVITIES		
Loan proceeds	(6,046)	35,623
Additional capital investments	10,150	28,001
Proceeds from issuance of SAFE notes	50,000	70,000
Net Cash provided by (used in) Financing Activities	54,104	133,624
Cash at the beginning of period	36,370	6,000
Net Cash increase (decrease) for period	(17,389)	30,370
Cash at end of period	18,981	36,370

PEAK COCKTAILS, LLC STATEMENT OF CHANGES IN MEMBER'S EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		SAFE	Retained earnings	Total Member's
	Units	$ Amount	Notes	(Deficit)	Equity
Beginning balance at 1/1/22	-	6,000	-	-	6,000
Contribution		28,001	70,000	-	98,001
Net income (loss)	-	-		(78,312)	(78,312)
Ending balance at 12/31/22	-	34,001	70,000	(78,312)	25,689
Contribution	-	10,150	50,000	-	60,150
Distribution	-	-		-	
Net income (loss)	-	-		(161,887)	(161,887)
Ending balance at 12/31/23	-	44,151	120,000	(240,199)	(76,048)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Peak Cocktails, LLC ("the Company") was formed in Ohio on December 2, 2021. The Company plans to earn revenue by selling beverages direct-to-consumer and to retailers. The Company's headquarters is in Columbus, Ohio. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $36,370 and $18,981 in cash as of December 31, 2022 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Tools, machinery, and equipment	5	2,942	(298)	-	2,644
Vehicles	7	38,607	(4,427)	-	34,180
Grand Total	**-**	**41,549**	**(4,725)**	**-**	**36,823**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling beverages to consumers via three revenue streams: a) direct to consumers, b) direct to consumers via Amazon or similar marketplace, and c) wholesale to retailers. For direct to consumer sales, payments are collected at the time of sale. For direct to consumer via Amazon or similar online marketplace, payments are held by Amazon or the retailer for two weeks and then subsequently disbursed. Finally, for sales to wholesale retailers, orders are made on credit and the wholesale retailer pays via net 30 days terms.

The Company's primary performance obligation is the fulfillment of its order. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Contractor Expenses

Contractor expenses include expenses for contract labor.

Distribution Costs

Distribution costs cover shipping, freight, and delivery charges.

General and Administrative

General and administrative expenses consist of office, insurance, vehicle, rent, legal, accounting, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - The Company has obtained a line of credit from American Express to support its operational and financial needs. The line of credit provides access to funds up to a specified limit. The line of credit carries an interest rate ranging from 20% to 25%.

Short-term Business Loans - The Company has secured short-term business loans from multiple sources including LEVO, Good Funding, SellersFi, and Shopify to meet its operational needs. The terms of these loans include repayment schedules, interest rates, and any associated fees, which are negotiated based on prevailing market conditions and the company's financial standing.

Long-term Business Loan - In November 2022, the Company secured a long-term business loan to finance the acquisition of a Ford Transit vehicle, which serves as an essential asset for its operations.

Debt Summary

Debt Instrument Name	Principal Amount	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
			Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Line of Credit	ranging from $6,400 to $10,300	June to Sept. 2024	$26,000	-	$26,000	-	-	-
Short-term Business Loans	varies	varies (all in 2024)	$86,464	-	$86,464	-	-	-
Long-term Business Loan	$36,107	November 2027	-	$29,577	$29,577	$6,046	$29,577	$35,623
Total			$112,464	$29,577	$142,041	$6,046	$29,577	$35,623

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$119,070
2025	$7,218
2026	$7,887
2027	$7,866
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single member LLC. All voting interests are held by the single member.

During 2022, the company issued eight SAFE Notes totaling $70,000, each with a Valuation Cap of $1,000,000. During 2023, an additional one SAFE Note totaling $50,000 was issued with a Valuation Cap of $7,200,000. Thus, the company had a total of nine outstanding SAFE notes totaling $120,000 in value with Valuation Caps ranging from $1,000,000 to $7,200,000 as of December 31, 2023.

As of December 31, 2023, none of these SAFEs were converted to equity.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2024, the date these financial statements were available to be issued.

The Company entered into a new line of credit with American Express in February, 2024. The terms of the agreement are as follows: 6 Month repayment term at 22.38% APR and monthly payments of $1,302.

For the first quarter of 2024, the Company reported net sales amounting to $243,762 based on the Shopify report for January to March of 2024, marking a 119% increase compared to the previous quarter.

On April 7, 2024, the Company issued a SAFE Note for $75,000, with a Valuation Cap of $6,500,000.